

September 22, 2011

Via E-mail

Elaine K. Roberts
President and Treasurer and Principal Financial Officer
Oppenheimer Holdings Inc
125 Broad Street
New York, NY 10004

>   **Re:** **Oppenheimer Holdings Inc**
>   **Form 10-K**
>   **Filed March 2, 2011**
>   **File No. 001-12043**

Dear Ms. Roberts:

We have reviewed your response letter dated September 7, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation, page 75

1. We have considered your response to our prior comment one. Given the apparent quantitative significance of the over-accrual of compensation expense to net earnings for the year ended December 31, 2009 and several quarterly periods, we are unable to agree with your conclusions regarding materiality. Please advise us or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief